

September 7, 2016

Alex G. Stallings
Chief Financial Officer
Blueknight Energy Partners, L.P.
201 NW 10th, Suite 200
Oklahoma City, Oklahoma 73103

> **Re:** **Blueknight Energy Partners, L.P.**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed August 30, 2016**
> **File No. 001-33503**

Dear Mr. Stallings:

We have reviewed your amended preliminary information statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2016 letter.

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

Contribution Agreement

1. Expand your response to prior comment number 2 to provide more detail on how the terms were determined. For example, indicate how you valued the Asset Sub in determining the number of Series A Preferred Units to be issued. Indicate also, the "recent trading prices" at that time.

Security Ownership of Certain Beneficial Owners and Management

2. We reiterate that part of prior comment number 5 pertaining to CB-Blueknight, LLC. As you have done for Blueknight Energy Holding, Inc., indicate the natural person or persons having <u>ultimate</u> voting or investment control.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources